Exhibit 99.1

CAAP Announces its Subsidiary ICASGA Files Request to Brazilian Government for Friendly Re-bidding of its Natal Airport Concession

LUXEMBOURG--(BUSINESS WIRE)--March 5, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), the largest private sector airport concession operator in the world by number of airports, announced today that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Brazilian Federal Government to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”). If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Natal Airport was the first airport in Brazil transferred to the private sector, in 2011, and the first greenfield federal airport built by the private sector. Natal Airport began operations in May 2014, providing the local population and visitors a new, modern and comfortable facility. In both 2016 and 2017, the Natal airport was awarded “Best Airport in Brazil’s Northeast Region” and “Best in the Country” in its category. As of December 2019, the investment in Natal Airport was approximately R$ 700 million in nominal terms.

Several factors drove the Company’s decision to seek return of this concession. Passenger traffic has been negatively impacted by the adverse economic conditions in Brazil over the past years, particularly affecting tourism activity in the country, which resulted in lower than expected passenger traffic. At Natal Airport in particular, total passenger traffic reached 2.3 million in 2019, compared to the 4.3 million expected as per the feasibility study. In addition, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, which as of December 2019 are in average 35% higher than Natal Airport tariffs. Additionally, air navigation tariffs charged in other airports are 301% higher than in Natal Airport. This situation has required CAAP to make capital contributions to sustain this concession and thus allow ICASGA to remain in compliance with all of its financial obligations to the Brazilian Government and financial institutions.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “We believe a friendly return and re-bidding is the best course of action for the Natal Airport concession for all stakeholders, as the operation of this airport has become financially challenging, considering that it is not possible to modify the contractual terms under the current framework. This process, strictly in compliance with the existing Brazilian legal and regulatory framework, also provides for no disruptions for passengers or operations. In the meantime, we remain committed, along with our employees, to the Natal Airport during the entire analysis of the re-bidding process, and to assist when a new company takes over the management and operations.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 83.5 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411